

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

July 13, 2007

<u>By facsimile to (312) 984-7700 and U.S. Mail</u>

Mr. Joseph Chalhoub
President and Chief Executive Officer
Heritage-Crystal Clean, Inc.
2175 Point Boulevard, Suite 375
Elgin, IL 60123

Re: Heritage-Crystal Clean, Inc.
        Registration Statement on Form S-1
        Filed June 19, 2007
        File No. 333-143864

Dear Mr. Chalhoub:

We reviewed the filing and have the comments below.

Where indicated, we think that you should revise the document in response to the comments. If you disagree, we will consider your explanation why a comment is inapplicable or a revision is unnecessary. Be as detailed as necessary in your explanation. To understand better your disclosure, we may ask you in some comments to provide us supplemental information. We may raise additional comments after reviewing this information.

Our review's purpose is to assist you in your compliance with applicable disclosure requirements and to enhance the overall disclosure in your document. We look forward to working with you to achieve these objectives. We welcome any questions that you may have about comments or any other aspect of our review. You may call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1.   We note that non-Rule 430A information, including an estimated price range, is omitted throughout the registration statement. To the extent practicable, complete the

information before amending the registration statement. Please note that we will need adequate time to review the registration statement with the price range and other information included before you request acceleration. Further, confirm that Heritage-Crystal Clean, Inc. or HCCI will include an estimated price range in the form of preliminary prospectus distributed to prospective purchasers.

2. Except for the independent public accounting firm's consent, we note that HCCI has filed no exhibits to the registration statement and intends to file by amendment numerous exhibits to the registration statement. Allow us sufficient time to review the exhibits before requesting acceleration of the registration statement's effectiveness.

3. We note that your registered offering includes shares to be issued in the Direct Placement to certain holders who have requested the opportunity to purchase shares of your common stock in connection with the public offering. Please tell us more about this arrangement and provide us supplementally with copies of any materials you have used or plan to use in connection with the Direct Placement. In addition, please describe the mechanics of how the purchasers have or will indicate their interest in purchasing the shares, how and when the shares will be offered, and how you have or will determine the recipients of the shares.

4. Please tell us what consideration you have given to registering the share exchange to be conducted in the reorganization under the Securities Act. If you intend to rely on an exemption from registration under the Securities Act, please describe the facts necessary to support using the exemption.

5. Please revise your document to provide the audited financial statements of HCCI as required by Item 11 of S-1.

Prospectus Summary, page 1

6. Expand the disclosure here and elsewhere to provide a basis for HCCI's belief that HCCI is the second largest provider of parts cleaning services in the United States and a leading provider of containerized waste services. For example, indicate whether the basis is revenues, gross profit, net income, market share or some other measure. If HCCI is using or relying upon a report or study as support for the statements, provide us a copy of the report or study.

Risk Factors, page 8

7.   Include in each risk factor's discussion information necessary to assess the risk, including its magnitude. For example:

- The eighth risk factor states that HCCI's insurance policies do not cover all losses, costs, or liabilities that HCCI may experience. Quantify the material exclusions and limits of HCCI's principal insurance policies.

- The thirteenth risk factor states that HCCI must replace a material portion of its customer base every year and gain additional customers to sustain its growth. Quantify HCCI's customer turnover rate during each of the periods presented in the financial statements.

- The twenty-second risk factor states that a substantial portion of HCCI's shares of common stock are closely held by institutional and insider investors. Quantify the portion of HCCI's shares of common stock that are held by institutional and insider investors.

Use of Proceeds, page 19

8.   We note that you will use proceeds of the offering to redeem the preferred stock. Please identify any of your officers, directors, or significant shareholders who will receive proceeds of this offering, and the amount of proceeds they will receive.

Capitalization, page 20

9.   Please revise your table to include a historical column as of March 24, 2007.

Dilution, page 21

10.   In the table that compares the shares purchased and consideration paid by existing owners versus new investors, please provide a line item that excludes the shares to be sold in the Direct Placement. Although we understand that the Direct Placement will be made at the same per share price as a the public offering, we believe that this additional information will better help investors to understand the disparity in the shares owned and consideration paid that Item 506 contemplates.

Selected Financial Data, page 23

11.   Please revise your balance sheet data to:

- Present the historical amounts of total assets and total stockholders' equity at
  March 24, 2007. You may include total assets and total stockholders' equity,
  adjusted for the deferred taxes, as a separate column in your table or in your
  footnote (5).

- Include the historical amounts for redeemable capital units and total members'
  capital.

12.   Please revise your footnote (4) to state, if true, that the pro forma adjustment reflects the
        exchange of the common, preferred and redeemable capital units of Heritage-Crystal
        Clean, LLC for shares of common stock and preferred stock of HCCI.

Management's Discussion and Analysis, page 25

Liquidity and Capital Resources, page 31

13.   Please revise your document to disclose whether you are in compliance with the
        covenants contained in your applicable debt agreements as of the latest balance sheet
        date. To the extent material, please disclose and discuss your most restrictive debt
        covenants.

Facilities, page 43

14.   Disclosure states that HCCI's corporate headquarters occupy space under a lease, and
        HCCI is committed to leasing additional space at its headquarters for nine years
        beginning in January 2008. Advise what consideration HCCI has given to filing the lease
        agreement for its headquarters as an exhibit to the registration statement. See Item
        601(b)(10) of Regulation S-K.

Compensation Discussion and Analysis, page 48

15.   Please identify the members of the peer group that Hewitt uses in benchmarking the
        company's executive compensation.

Cash Bonus, page 49

16.   Please explain how cash bonuses are affected if actual pre-tax net income of the company is significantly more or less than the amount of your projected earnings.

17.   Please clarify whether the cash bonuses described in this section are pursuant to the annual incentive plan you describe on page 56.

Summary Compensation Table, page 50

18.   Please explain why the base salaries in this table are significantly greater than the base salaries provided for in the employment agreements described on pages 57 through 59.

19.   Please elaborate upon why you choose to pay each element of compensation and how you determine the amount of long term incentive and other compensation that you pay. You should also discuss how each element of compensation fits in to your overall compensation objectives and affects decisions regarding other elements.

20.   We note that you have a non-qualified deferred compensation plan and that you may make discretionary contributions to participants' deferred accounts. If the named executive offers participate in this plan, please discuss it in your CD&A, addressing each of the items cited in the comment above.

21.   In the paragraph captioned "*Long Term Incentive*" you cross reference the discussion of employment and related agreements. We were unable to locate a more complete discussion of a long term incentive plan in that section. Please elaborate on this element of compensation in the CD&A. If you intended to refer to the Key Employee Membership Interest Trust Agreement, please clarify.

Description of Our 2007 Omnibus Incentive Plan and Initial Awards, page 52

22.   Delete the language that discussion of the plan is "qualified in its entirety" by reference to a document outside the prospectus. Rule 411(a) of Regulation C under the Securities Act allows qualification of information inside the prospectus by reference to information outside the prospectus only if the form explicitly permits it or where the form requires a summary of the document.

Agreements with Mr. Hillstrom, page 59

23.   State Mr. Hillstrom's base salary under the employment agreement.
Principal Stockholders, page 63

24.   For a beneficial owner such as BRS-HCC Investment Co. Inc. that is not a natural person, identify the natural person or persons who have the sole or shared voting and investment control over the shares held by the beneficial owner.

Indebtedness and Payments to Related Parties, page 64

25.   Disclosures indicates that HCCI entered into unsecured promissory notes under which it can borrow up to $8.3 million and $1.75 million from Asphalt Refining Co. and Bruckmann Rosser Sherrill & Co II, L.P. Advise what consideration HCCI has given to filing any agreements relating to the unsecured promissory notes as exhibits to the registration statement. See Item 601(b)(10) of Regulation S-K.

Description of Capital Stock, page 66

26.   Remove from the first paragraph the statement that the description of HCCI's capital stock is "qualified in its entirety" by information outside the prospectus. This section should include all of the disclosure required by Item 202 of Regulation S-K.

Lock-up Agreements, page 70; Underwriting, page 74

27.   Please confirm that there are no agreements or understandings between the underwriters and any of the persons subject to the lock-up agreements to permit those persons to resell their shares before the lock-ups' expiration periods.

Where You Can Find More Information, page 78

28.   Delete the language that statements contained in the prospectus about the contents of any agreement or any other document "are not necessarily complete" and are "qualified in all respects." Rule 411(a) of Regulation C under the Securities Act permits qualification of information inside the prospectus by reference to information outside the prospectus only if the form explicitly permits it or where the form requires a summary of the document. If HCCI retains the language that statements "are not necessarily complete," disclose that all material provisions of the contract or other document are discussed in the prospectus.

Underwriting, page 74

29.   Expand the disclosure relating to short sale transactions in the last paragraph on page 75 to explain these material points:

- How underwriters determine the method for closing out covered short sale positions.

- What short sales are.

- What naked short sales are.

- What covered short sales are.

- When a naked short position will be created.

In preparing the response, you may wish to refer to "Syndicate Shorts Sales" in section VIII.A.3. of our November 14, 2000 "Current Issues and Rulemaking Projects" that is available on the Commission's website at http://www.sec.

Financial Statements, page F-1

General

30.   In the business section on page 38, you disclose that you provide several services. These include the parts cleaning business, the containerized waste business, bulk used oil collection services, and vacuum truck services. In this regard, please tell us what consideration you have given to your operating and reportable segments. See paragraphs 10-24 of SFAS 131, *Disclosures about Segments of an Enterprise and Related Information*, for guidance.

Report of Independent Registered Public Accounting Firm, page F-2

31.   Please have your auditors revise their audit report to include the conformed signature of the firm as required by Rule 2.02(a) of Regulation S-X.

Statement of Operations, page F-4

32.   Please tell us what consideration you have given to separately stating your revenue from product sales, services, and leasing of machines as required by Rule 5-03(b)1 of Regulation S-X.

33.   Please clarify how the contract termination is reflected in your statement of operations for the 12 weeks ended March 24, 2007. Additionally, please tell us how you determined that it was appropriate to include the gain in operating income.

34.   Please revise your statement of operations to include pro forma earnings per share which give effect to the conversion of Heritage-Crystal Clean, LLC units to shares of HCCI. This disclosure should not give effect to the offering.

Statements of Cash Flows, page F-6

35.   Please revise your statement of cash flows as of March 24, 2007 to separately show the gain on contract termination in your reconciliation of net income to net cash provided by operating activities.

Note 2. Summary of Significant Accounting Policies, page F-7

(d) Revenue Recognition, Cost of Sales and Operating Costs, page F-8

36.   You state that "the company's used solvent that it retrieves from customers in its product reuse program is accounted for as a reduction in net cost of solvent under cost of sales, whether placed in inventory or sold to a purchaser for reuse." Please tell us how you determined that this accounting treatment is appropriate and cite the authoritative literature which supports this treatment. Please also explain to us how you determine the amount at which you reduce the net cost of solvent when you retrieve used solvent from customers. Lastly, please tell us how much cost of sales has been reduced under this program for the periods presented.

37.   In the business section on page 38, you indicate that you lease and sell cleaning machines to your customers. However, it is not clear how you account for the lease or sale of these machines. In this regard, please revise your disclosure to clarify your revenue recognition policy for the lease or sale of machines.

38.   Please tell us and disclose whether the cost of cleaning machines is included cost of sales.

(i) Property and Equipment, page F-9

39.   Please tell us what consideration you have given to capitalizing interest related to the construction-in-process of your solvent recycling system. See SFAS 34, *Capitalization of Interest*, for guidance.

Undertakings, page II-3

40.   Include the undertaking required by Item 512(f) of Regulation S-K.

Closing

File an amendment to the registration statement in response to the comments. To expedite our review, HCCI may wish to provide us three marked courtesy copies of the amendment. Include with the filing any supplemental information requested and a cover letter tagged as correspondence that keys the responses to the comments. If HCCI thinks that compliance with any of the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the amendment, the responses to the comments, and any supplemental information.

We urge all persons responsible for the accuracy and adequacy of the disclosure in the registration statement reviewed by us to ensure that they have provided all information investors require for an informed decision. Since HCCI and its management are in possession of all facts relating to the disclosure in the registration statement, they are responsible for the adequacy and accuracy of the disclosures that they have made.

If HCCI requests acceleration of the registration statement's effectiveness, HCCI should furnish a letter at the time of the request in which it acknowledges that:

- Should the Commission or the staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing.

- The action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve HCCI from its full responsibility for the adequacy and accuracy of the registration statement's disclosures.

- HCCI may not assert our comments or the declaration of the registration statement's effectiveness as a defense in any proceedings initiated by the Commission or any person under the United States' federal securities laws.

The Commission's Division of Enforcement has access to all information that HCCI provides us in our review of the registration statement or in response to our comments on the registration statement.

We will consider a written request for acceleration of the registration statement's effectiveness under Rule 461 of Regulation C under the Securities Act as confirmation that those requesting acceleration are aware of their responsibilities under the Securities Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement. We will act on the request and by delegated authority grant acceleration of the registration statement's effectiveness.

You may direct questions on accounting comments to Dale A. Welcome, Staff Accountant, at (202) 551-3865 or W. John Cash, Accounting Branch Chief, at (202) 551-3768. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551- 3728 or me at (202) 551-3765.

Very truly yours,

Pamela A. Long
Assistant Director

cc: Mark A. Harris, Esq.
       Heidi J. Steele, Esq.
       McDermott Will & Emery LLP
       227 West Monroe Street, Suite 4700
       Chicago, IL 60606

       Larry A. Barden, Esq.
       Robert L. Verigan, Esq.
       Sidley Austin LLP
       1 South Dearborn Street
       Chicago, IL 60603